UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Authorized Company

CNPJ/ME nº 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Board of Director’s Meeting held in

September 15, 2022

DATE, TIME AND PLACE: On 09.15.2022, at 3 p.m., by teleconference, the Board of Directors of Banco Santander (Brasil) S.A. (“company” or “Santander), met with the presence of all it’s members.

CALL NOTICE AND ATTENDANCE: The call notice was waived in view of the presence of all the member of the Board of Directors.

PRESIDING BOARD: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary

AGENDA: To resolve on: (i) the exoneration of Mrs. Virginie Genès-Petronilho, member of the Risk and Compliance Committee of the Company; (ii) the appointment of Mr. Jaime Leôncio Singer as a member of the Risk and Compliance Committee of the Company; and (iii) to confirm the composition of the Risk and Compliance Committee of the Company.

RESOLUTIONS: Made the appropriate clarification, the members of the Board of directors, unanimously, APPROVED:

(i) the exoneration of Virginie Genès-Petronilho, Brazilian and French citizen, married, business administrator, bearer of the identity card RG nº 60.015.681-3 SSP-SP, registered with the Individual Taxpayers’ Roll (“CPF/ME”) nº 226.851.378-58, of her role of member of the Risk and Compliance Committee of the Company. The board members thanked Mrs. Virginie Genès-Petronilho for her valuable contributions to the Company throughout the period in which she was part of the Risk and Compliance Committee;

(ii) appoint, pursuant to article 14, paragraph 6, of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a supplementary term until the investiture of those elected in the first Meeting of the Board of Directors to be held after the Annual General Meeting of 2023, Mr. Jaime Leôncio Singer, brazilian, married, business administrator, bearer of the identity card RG nº 39.874.333-2 SSP/SP, registered with the CPF/ME nº 352.705.005-15, as a member of the Risk and Compliance Committee of the Company. It was registered in the minutes that the member herein appointed to the Risk and Compliance Committee fulfill the independence requirements pursuant to the article 45 §5 of the CMN Resolution nº 4.557 of February 23, 2017, as amended; and

(iii) to confirm as members of the Risk and Compliance Committee, for a term of office until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2023 Ordinary Shareholders Meeting, Mr. Pedro Augusto de Melo, Brazilian citizen, married, accountant, bearer of the identity card RG nº 8.343.735-6 SSP-SP, registered with the Individual Taxpayers’ Roll (“CPF/ME”) nº 011.512.108-03, as member and Coordinator, Mr. Jaime Leôncio Singer, brazilian, married, business administrator, bearer of the identity card RG nº 39.874.333-2 SSP/SP, registered with the CPF/ME nº 352.705.005-15; Mr. José de Paiva Ferreira, Portuguese, married, business administrator, bearer of Foreigners Identity Card RNE nº W274948-B, enrolled with CPF/ME under nº 007.805.468-06; and Mr. Sérgio Agapito Lires Rial, Brazilian, single, economist, holder of Identity Card RG No. 04.621.473-0 IFP/RJ, enrolled with the CPF /ME under No. 595.644.157-72, all with offices at Avenida Presidente Juscelino Kubitschek, n.º 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011. All the members of the Risk and Compliance Committee fulfill the independence requirements pursuant to the article 45 §5º and Mr. Pedro Augusto de Melo, acting as Coordinator of the Committee, fulfill the independence requirements pursuant to the article 45 §§ 5º and 6, all of CMN Resolution nº 4.557 of February 23, 2017, as amended.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary. Signatures: Mr. Sérgio Agapito Lires Rial – Chairman; Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Alberto Monteiro de Queiroz Netto, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. September 15, 2022.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 15, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer